82-34...

JCDecaux

05012480

SEC MAIL PROCESSING
RECEIVED
NOV 10 2005
WASH. D.C. 203 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 4th November 2005

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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 2nd November 2005 in relation to JCDecaux's revenues for the nine months ended 30th September 2005 ;
- a press release dated 3rd November 2005 in relation to JCDecaux Pearl & Dean (Hong Kong) and Beijing Gehua Cultural Development Group signing an exclusive 30 year outdoor advertising joint venture for Beijing.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
NOV 14 2005
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

11/14

Enc.

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux's revenues for the nine months ended 30th September 2005

Endettement et BFR. — Le BFR opérationnel (client + stock - fournisseur) s'est sensiblement amélioré au troisième trimestre grâce aux actions engagées en matière de facturation et de relance clients. Cette amélioration a permis une nouvelle réduction de la dette nette de plus de 2 M€ par rapport à la position au 29 juillet, après encaissement du prix de cession du LEM (40,6 M€ de dette nette IFRS au 29 juillet).

La dette nette au 30 septembre permet à Ginger de confirmer son objectif d'amélioration du gearing 31 décembre 2005.

Perspectives. — La croissance organique, l'amélioration du résultat d'exploitation et du BFR Groupe et la valorisation du capital humain restent les objectifs prioritaires de Ginger.

99598

IEC PROFESSIONNEL MEDIA

Société anonyme au capital de 3 856 267,80 €.
Siège social : 13 et 15, rue Louis Kerautret Botmel, 35000 Rennes.
382 574 739 R.C.S.Rennes.
Exercice social : du 1er janvier au 31 décembre.

Chiffre d'affaires consolidé à fin septembre 2005.
(En millions d'euros.)

	2005	2004	Publié	Comparable
Premier trimestre	17,8	16,9	105 %	95 %

	2005	2004	Publié	Comparable
Deuxième trimestre	17,2	19,9	86 %	77 %
Troisième trimestre	18,8	13,3	141 %	125 %
Total	53,8	50,1	107 %	96 %

99536

ILOG S.A.

Société anonyme au capital de 18 194 236 €.
Siège social : 9, rue de Verdun, BP 85, 94253 Gentilly Cedex.
340 852 458 R.C.S. Créteil.
Exercice social : du 1er juillet au 30 juin.

Chiffres d'affaires consolidés comparés (hors taxes).
(En milliers d'euros.)

	2005/2006	2004/2005
Premier trimestre (juillet – septembre)	25 162	23 842

99573

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 787,64 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffre d'affaires comparé.
(En millions d'euros.)

Comptes consolidés.

	2005				2004				Variances			
	Premier trimestre (au 31/03/05)	Deuxième trimestre (au 30/06/05)	Troisième trimestre (au 30/09/05)	9 mois (Cumul au 30/09/05)	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	9 mois (Cumul au 30/09/04)	Premier trimestre 2005/2004	Troisième trimestre 2005/2004	Troisième trimestre 2005/2004	9 mois 2005/2004
Mobilier Urbain	211,9	243,0	201,6	656,5	196,9	232,5	194,0	623,4	7,6 %	4,5 %	3,9 %	5,3 %
Affichage	99,0	115,4	96,0	310,4	96,2	118,7	102,6	317,5	2,9 %	-2,8 %	-6,4 %	-2,2 %
Transport	68,8	95,6	96,3	260,7	65,0	81,0	77,7	223,8	5,9 %	17,9 %	23,9 %	16,5 %
Total groupe	379,7	454,0	393,9	1 227,6	358,1	432,3	374,3	1 164,7	6,0 %	5,0 %	5,2 %	5,4 %

Sur le troisième trimestre 2005 :
Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 5,2 %.
La croissance interne (2) du groupe est en progression de 1,3 % avec la décomposition suivante par segment d'activité :
— 2 % ;sur l'activité Mobilier Urbain, - 6,7 % sur l'activité Affichage et 10 % sur l'activité Transport.
(1) L'ensemble des données de ce tableau est conforme aux normes IFRS. Les données 2004 ont été retraitées en ce sens.
(2) La croissance interne correspond aux données à périmètre et à taux de change constants et en neutralisant le reclassement du chiffre d'affaires entre certaines activités.

Comptes sociaux

	2005				2004				Variances			
	Premier trimestre (au 31/03/05)	Deuxième trimestre (au 30/06/05)	Troisième trimestre (au 30/09/05)	9 mois (Cumul au 30/09/05)	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	9 mois (Cumul au 30/09/04)	Premier trimestre 2005/2004	Deuxième trimestre 2005/2004	Troisième trimestre 2005/2004	9 mois 2005/2004
Total	131,5	154,2	125,6	411,3	136,6	146,7	116,2	399,5	-3,7 %	5,1 %	8,1 %	3,0 %

99591

SOCIETE IMMOBILIERE DE LOCATION POUR L'INDUSTRIE ET LE COMMERCE

Société anonyme au capital de 69 109 132 €.
Siège social : 4, place de Rio de Janeiro, 75008 Paris.
572 045 151 R.C.S. Paris.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	2005 Consolidé	2005 Silic	2004 Consolidé	2004 Silic
Chiffres d'affaires du premier trimestre	40 008	31 964	34 350	29 599
Dont loyers et honoraires	28 222	23 600	25 762	21 783

	2005 Consolidé	2005 Silic	2004 Consolidé	2004 Silic
Chiffres d'affaires du deuxième trimestre	38 627	33 388	34 181	29 876
Dont loyers et honoraires	29 148	24 520	25 992	22 352
Chiffres d'affaires du troisième trimestre	37 073	31 985	34 570	29 844
Dont loyers et honoraires	28 278	24 813	26 496	22 530

99599

Press release in relation to JCDecaux Pearl & Dean (Hong Kong) and Beijing Gehua Cultural Development Group signing an exclusive 30 year outdoor advertising joint venture for Beijing.

FILE 82-5247

JCDecaux

JCDecaux and Beijing Gehua Cultural Development Group Sign Exclusive 30 Year Outdoor Advertising Joint Venture for Beijing

Out of Home Media

Argentina
Australia
Austria
Belgium
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 3 November 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that JCDecaux Pearl & Dean, a wholly owned subsidiary of JCDecaux located in Hong Kong, has signed an exclusive 30 years Joint Venture agreement with Beijing Gehua Cultural Development Group (Gehua Group).

The new company, Gehua JCDecaux Outdoor Advertising Co Ltd ("Gehua JCDecaux"), will be the exclusive vehicle for both shareholders to develop street furniture in Beijing and potentially other outdoor advertising opportunities in the capital city of China. The Joint Venture company is 50% owned by Gehua and 50% owned by JCDecaux Pearl & Dean and will be head quartered in Beijing.

Gehua JCDecaux has signed its first contract, a 12 year exclusive sales and marketing contract with Beijing Gehua Sunshine Advertising Company, an associated company of Gehua Group. Under the terms of the contract, Gehua JCDecaux will own the operating rights to 500 double-faced large format News paper reading stands, which are already installed in some of the most prominent locations in the heart of Beijing. The Joint Venture will upgrade this unique street furniture network over the next year with new designs and JCDecaux's latest technology.

As the home for 2008 Olympic Games, Beijing, which has a population of 13 million, is quickly transforming itself into a modern capital city and Gehua Group and JCDecaux are both committed to using the Joint Venture as the platform to develop Beijing's outdoor advertising market. According to the latest statistics (source Odex), total outdoor advertising expenditure in Beijing surpassed RMB 1.8 billion (Euro 180 million) in 2004.

For JCDecaux, the number one advertising company in China, signing this Joint Venture for Beijing is consistent with the Group's strategy of building its presence in the Chinese market.

At the signing of this historic contract, **Mr. Wang Jian Qi, the General Manager of Gehua Group,** said: *« This landmark collaboration between Gehua Group and the number one street furniture company worldwide, JCDecaux, aims to improve the overall operating standard of Beijing's public services and street-scape. The joint venture is proud to execute modern street furniture concepts in our great historical city of Beijing. »*

Jean-Charles Decaux, CEO of JCDecaux said: *« This contract is another example of our commitment to the Chinese advertising market which has undergone tremendous growth in recent years, a trend we expect to continue. We are looking forward to sharing our know-how and expertise with the city of Beijing as we bring our high quality products and professionalism to China. We believe that our track record of enhancing the world's leading cities with the best of outdoor advertising products, coupled with Gehua's knowledge and understanding of the Beijing advertising market, will ensure the success of this Joint Venture. »*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

FILE 82-5247

JCDecaux

About Beijing Gehua Cultural Development Group: Beijing Gehua Cultural Development Group (Gehua Group), a leading player in Beijing's outdoor advertising market, is a state owned conglomerate of cultural exchange, arts performance and outdoor media advertising enterprises, established in December 1997. Its precedent company – Beijing Arts Advertising Company used to operate the very first commercial outdoor billboard in the city of Beijing back in 1970's. With strong support from the Beijing municipal government, the Group is taking firm steps to make strategic partnership with world leading players in each business sector it has operated to transform itself into a world class media and event company.

Key Figures of the Group

- *2004 revenues: €1,627.3 million; Q3 2004 revenues : €1,227.6 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr